Contact: Jeff Morhet, President & CEO (480) 862-7500	ROYALTY PHARMA Contact: Pablo Legorreta, Chief Executive Officer Alexander Kwit, SVP & General Counsel (212) 883-0200

April 26, 2007

ROYALTY PHARMA AND INNEXUS BIOTECHNOLOGY ANNOUNCE AGREEMENT REGARDING THE PURCHASE OF ROYALTY RIGHTS BASED ON DXL™ ANTIBODY PRODUCTS

New York, NY and British Columbia, Canada, April 26, 2007 – Royalty Pharma and InNexus Biotechnology Inc. (Toronto Stock Exchange: IXS.V, OTCBB: IXSBF), today announced that Royalty Pharma would purchase a royalty interest in up to two products targeting cancer based on InNexus’ Dynamic Cross Linking (DXL™) antibody enhancement technology.

Under the terms of the agreement, Royalty Pharma will purchase the first royalty interest for $2 million and will hold an option to purchase a royalty interest in a second product for an additional $2 million. In addition, Royalty Pharma will make an at-market equity investment in InNexus in the amount of $1 million. The total purchase price for the royalty interests may be increased by up to $30 million for the two products if certain conditions are fulfilled.

Pablo Legorreta, Chief Executive Officer of Royalty Pharma stated, “I am pleased to be working with Mr. Morhet and the dynamic InNexus team.   We believe InNexus’ DXL™ antibody therapeutics may lead to exciting new product candidates for cancer and other treatments. This is another example of our unique position to collaborate with companies and expand our existing portfolio of royalty interests.”

Jeff Morhet, President and CEO of InNexus said, “InNexus is pleased to be partnering with Royalty Pharma, a proven leader in identifying promising commercial pharmaceutical entities and products”.   Morhet continued, “We are also excited to begin development of products based on DXL™ technology and supporting InNexus’ strategy to build a portfolio of commercially attractive biotech products”.

About Royalty Pharma

Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property – principally royalty interests in marketed and late stage biopharmaceutical products with a market value of over $2.5 billion. Royalty Pharma currently owns a diversified portfolio or royalty interests in several high-quality blockbuster biopharmaceutical products, including Abbott’s Humira®, Amgen’s Neupogen® and Neulasta®, Genentech’s Rituxan®, Gilead’s Emtriva®, Truvada® and Atripla®, and Celgene’s Thalomid®. The company has a ten year history of providing value to holders of royalty interests, including its joint $525 million acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest and its acquisitions of approximately 80% of Memorial Sloan Kettering’s U.S. and international royalty interests in Neupogen® and Neulasta® for over $400 million. More information on Royalty Pharma is available at www.royaltypharma.com.

About InNexus Biotechnology

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO